Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143

Falconbridge Shareholders
The Inco offer expires at midnight
Thursday July 27, 2006.
Now is the time to maximize the value of your investment.
Tender now to the Inco offer.
The Inco offer:
•	Provides an immediate C$65.15 per share value[1] — a 3% premium to the current Xstrata offer.

•	Provides both cash now and the benefits of the proposed Inco/Falconbridge/Phelps Dodge combination[2].

•	Provides the opportunity to maintain ownership in a world-class metals and mining company.

•	Has been unanimously recommended by the Falconbridge Board of Directors.

•	Has a reduced minimum acceptance condition of 50.01% to enhance your opportunity to benefit from the Inco offer.

•	Has received all regulatory approvals. Xstrata has been advised that its offer for Falconbridge is under extended regulatory review by Industry Canada. The Xstrata offer also remains subject to approval by its shareholders.
This is it. It’s time to act.

How to tender your Falconbridge shares:
Registered Shareholders: Shareholders who wish to accept Inco’s offer must properly complete and deposit a Letter of Transmittal together with certificates representing Falconbridge shares by midnight (Vancouver time) on July 27, 2006, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery described in the Inco offer.
Beneficial Shareholders holding Shares through an Intermediary: Shareholders whose shares are registered in the name of a broker, investment dealer, bank or other intermediary or nominee should immediately contact that intermediary or nominee for assistance in depositing their shares. Intermediaries have established tendering cut-off times that are up to 48 hours prior to the expiry time (that is, close of business on July 25, 2006). Shareholders must instruct their brokers, nominees or other intermediaries promptly if they wish to tender to Inco’s offer.
For information about tendering your Falconbridge shares, please contact:
MacKenzie Partners, Inc.
Toll Free: 800-322-2885 (English) 888-405-1217 (French)
Collect: 212-929-5500 (English)

Notes:
1. The implied value of the Inco offer per Falconbridge share, taking into account the Falconbridge Special Dividend, is computed assuming full proration and, as of a particular date, means the amount that is equal to C$0.75 in cash from the Falconbridge Special Dividend plus C$18.50 in cash, plus 0.55676 multiplied by the closing price of the Inco common shares on that date on the TSX or the NYSE (converted to Canadian dollars), as the case may be. The closing price of the Inco common shares on the TSX on July 24, 2006 was C$82.45. Xstrata’s offer was C$62.50 plus C$0.75 in cash from the Falconbridge Special Dividend at this date. On July 16, 2006, Falconbridge declared a Special Dividend of C$0.75 per share in cash to shareholders of record on July 26, 2006, with a payment date of August 10, 2006. Falconbridge shares tendered to the Inco offer before the July 26, 2006 ex-dividend date for the Falconbridge Special Dividend will be entitled to the dividend.
2. Phelps Dodge Corporation (“Phelps Dodge”) has agreed, subject to the satisfaction of certain conditions, to acquire all of the outstanding Inco common shares in exchange for C$20.25 in cash and 0.672 of a Phelps Dodge common share for each Inco share, pursuant to a statutory plan of arrangement. Falconbridge shareholders who continue to hold Inco shares received under the Inco offer at the effective time of the arrangement, would receive both the consideration under the Inco offer and, subsequently, the consideration under the proposed arrangement.
About the Inco Offer:
Inco’s offer and take-over bid circular, dated October 24, 2005, as amended or supplemented by the notices of extension dated December 14, 2005, January 19, 2006, February 27, 2006, and July 13, 2006 respectively, the notice of variation dated May 29, 2006 and the notices of variation and extension dated June 29, 2006 and July 16, 2006, were filed with the securities regulatory authorities in Canada and with the United States Securities and Exchange Commission (“SEC”). Investors may obtain a free copy of the offer and take-over bid circular, the notices of variation and extension and other disclosure documents filed by Inco with the securities regulators at the SEC’s website at www.sec.gov or at the Canadian securities regulators’ website at www.sedar.com. The Inco offer and take-over bid circular, and the notices of variation and extension have been sent to shareholders of Falconbridge. Falconbridge shareholders are advised to read these documents as they contain important information including the terms and conditions of the offer and the procedures for depositing Falconbridge shares. Additional information about the offer or copies of the offer and take-over bid circular and notices of variation and extension may be obtained from RBC Dominion Securities Inc. (tel: (416) 842-7519 or toll free 1-888-720-1216), who are acting as Inco’s Canadian dealer manager, RBC Capital Markets Corporation, who are acting as Inco’s U.S. dealer manager (toll free: 1-888-720-1216), or MacKenzie Partners, Inc., who are acting as Inco’s Information Agents, at the numbers set out above.
About the Phelps Dodge Combination:
On June 26, 2006, Inco announced that it had entered into a combination agreement (the “Combination Agreement”) with Phelps Dodge pursuant to which Phelps Dodge has agreed to acquire all the outstanding common shares of Inco pursuant to a statutory plan of arrangement, all as more particularly described in the Notices of Variation and Extension of Inco dated June 29, 2006 and July 16, 2006. On July 16, 2006 the consideration offered per Inco share was increased to C$20.25 in cash and 0.672 of a Phelps Dodge common share. As a result of the transactions contemplated by the Combination Agreement, which are subject to specified conditions of closing, Inco would become a wholly-owned subsidiary of Phelps Dodge. The Combination Agreement has been filed with the SEC and the Canadian securities regulatory authorities and may be obtained by accessing their respective websites located at www.sec.gov and www.sedar.com.
Important Legal Information:
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005 and July 14, 2006, registration statements on Form F-8, which include Inco’s offer and take-over bid circular, and has filed amendments thereto, which include notices of extension and variation, and will file further amendments thereto as required, in connection with the proposed combination with Falconbridge. The offer and take-over bid circular and the notices of variation and extension have been sent to shareholders of Falconbridge. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required) amendments thereto and other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION REGARDING TECK COMINCO’S PROPOSED COMBINATION WITH INCO. Investors and security holders may obtain copies of the offer and take-over bid circular, the notices of variation and extension, the registration statements, the Solicitation/Recommendation Statement and Inco’s and Falconbridge’s other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The Management Information Circular (when it becomes available) relating to the proposed combination between Inco and Phelps Dodge may also be obtained free of charge at www.sedar.com or www.sec.gov.